EXHIBIT H

                  PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

July __, 1999

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by August __, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After August __, 1999, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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NATIONAL FUEL GAS COMPANY, ET AL.   (70-[____])
---------------------------------

         National Fuel Gas Company ("National"), 10 Lafayette Square, Buffalo, New York 14203, a public-utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and certain of its non-utility subsidiaries named below, have filed an Application-Declaration pursuant to Sections 9(a) and 10 of the Act and Rules 24 and 54 thereunder, as well as Sections 2(a) and 2(b) of the Gas Related Activities Act of 1990 ("GRAA").

          National owns all of the issued and outstanding common stock of National Fuel Gas

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Distribution Corporation ("Distribution"), a gas-utility company which sells natural gas at retail and provides natural gas transportation services through a local distribution system to nearly 731,000 customers in western New York and northwestern Pennsylvania. National's principal gas-related non-utility subsidiaries include National Fuel Gas Supply Corporation ("Supply"), Seneca Resources Corporation ("Seneca"), National Fuel Resources, Inc. ("Resources"), and Upstate Energy, Inc. (formerly Niagara Energy Trading Inc.) ("Upstate Energy"). Supply, an interstate pipeline company, transports and stores natural gas for Distribution and for other customers in the northeastern United States. Seneca is engaged in exploration and development of natural gas and oil producing reserves, chiefly in the on-shore and off-shore Gulf Coast region of Texas, Louisiana and Alabama, the Appalachian region, the Rocky Mountain region (Wyoming) and in California. Resources markets natural gas, electricity and other forms of energy to industrial, commercial and residential customers, and provides other related energy services to these end-use customers. Upstate Energy, which was formed in 1997,1 engages in wholesale natural gas marketing and related activities.

         For the twelve months ended March 31, 1999, National had operating revenues of approximately $1.2 billion, of which $806 million were attributable to regulated utility gas sales, $169 million to pipeline and storage operations, and $140 million to exploration and production activities. As of March 31, 1999, National and its subsidiaries had total assets of approximately $2.85 billion, including $909 million in net utility (i.e., distribution) plant, $462 million in net pipeline and storage plant, and $677 million in net exploration and production property, plant and equipment.

         National, through Supply, Seneca, Resources and Upstate Energy (collectively, the "Non-Utility Subsidiaries"), is requesting authority to acquire from time to time through December 31, 2003 (the "Authorization Period"), in one or more transactions, the equity and debt securities of one or more companies that are engaged in or are formed to engage in certain categories of non-utility gas-related operations outside the United States ("Foreign Energy Affiliates"). In general, these operations would be substantially similar to those that the Non-Utility Subsidiaries now engage in, directly, in the United States. National proposes to invest up to $300 million in the securities of Foreign Energy Affiliates (the "Investment Limitation"). In addition, Resources and Upstate Energy request authority to engage directly in marketing and brokering and related activities in Canada.

         Specifically, Seneca proposes to acquire the securities of or other interests in entities that are engaged in natural gas and oil exploration and production operations ("Exploration & Production Activities") in Canada and, subject to a request for a reservation of jurisdiction, other countries as well. As is the case with its domestic exploration and production activities, Seneca intends to consider investments in entities with operations in areas in Canada where existing or planned pipeline facilities would permit reserves to be made available to gas customers of Distribution (including transportation-only customers of Distribution), or customers of other

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1     Upstate Energy is a "gas-related company" within the meaning of Rule 58.

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subsidiaries of National. Foreign Energy Affiliates may develop a base of reserves or make investments in new or existing exploration ventures that, through exchanges, displacement or otherwise, will make additional and/or alternate supplies of gas available to National's subsidiaries or their customers. Initially, Seneca anticipates that its efforts will focus on investments in Foreign Energy Affiliates with operations in the Western Canada Sedimentary Basin. It is stated that production in this area already accounts for approximately 48% of the total gas delivered to Supply for redelivery to Distribution and other customers.

         Resources and Upstate Energy propose to engage in, or to acquire the securities of or other interests in one or more entities that are engaged in, brokering and marketing of natural gas and other energy commodities and incidental and related activities ("Marketing & Brokering Activities") in Canada and, subject to a request for a reservation of jurisdiction, in other countries outside the United States and Canada. In addition, Resources, Upstate Energy and any Foreign Energy Affiliates may invest up to $50 million in non-utility facilities in Canada that are incidental and related to such marketing and brokering activities, including natural gas or oil storage facilities, natural gas gathering and/or processing facilities, pipeline spurs to serve industrial customers, and meters, regulators, and other similar non-utility equipment. It is contemplated that marketing and brokering operations of Resources and Upstate Energy and/or any Foreign Energy Affiliate in Canada will be substantially identical to the operations of Resources and Upstate Energy in the United States, allowing, however, for such limitations or restrictions as may be imposed under applicable regulatory laws of Canada. Brokering transactions will involve acting as a middle-man, usually for a fee, in structuring transactions in energy commodities between unrelated parties. Marketing transactions may take a variety of forms. For example, marketing transactions may consist of purchases and sales of gas and other energy commodities to wholesale customers, end-use customers, and to other marketers, where the performance of the parties in most instances will be by physical delivery of the underlying commodity. Marketing transactions may also include swaps or exchanges of energy commodities, or the sale or purchase of options, exchange traded futures contracts or other derivative products, which may or may not be settled by physical delivery.

         Supply proposes to acquire the securities of or other interests in companies formed to construct and operate new pipeline and gas storage facilities ("Pipeline & Storage Activities") in Canada and other foreign countries. Initially, Supply anticipates that it will focus on new projects that are planned or under construction in Canada, Mexico and/or South America. Supply states that it has not, at this time, identified any foreign pipeline or storage venture in which it seeks to invest. Accordingly, Supply requests that the Commission reserve jurisdiction over any investment by Supply in a Foreign Energy Affiliate and undertakes to file a post-effective amendment in this proceeding describing any such proposed investment and the terms and conditions thereof.

         National intends to provide the Non-Utility Subsidiaries with funds and credit support necessary to enable such subsidiaries to acquire the securities of or other interests in Foreign Energy Affiliates. Any investments in such subsidiaries by National will be funded by available

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cash and the proceeds of external financing previously approved by the
Commission by order dated March 20, 1998 (Holding Company Act Rel. No. 26847).

         National undertakes that it will not seek recovery through higher rates to Distribution's customers to compensate it for any possible loss that it might sustain by reason of the foreign gas-related activities that it is proposing to engage in, or for any inadequate return on such investment.

         The applicants submit that their proposal to engage, directly or through Foreign Energy Affiliates, in Exploration & Production Activities and Marketing & Brokering Activities in Canada satisfies the requirements of Sections 10(c) and 11(b)(1) of the Act without regard to Section 2(b) of the GRAA, and that there is no basis for the Commission to make any negative findings under Section 10(b) with respect to any of the proposed foreign energy activities. In this regard, it is stated that Seneca's proposal to invest in Foreign Energy Affiliates engaged in Exploration & Development Activities in Canada will be for the purpose of securing additional gas supplies, and that the pipeline infrastructure needed to transport that gas to National's service area exists. Similarly, the applicants state that the Commission has also held that, because of the integrated nature of the United States-Canadian energy market, the conduct of energy marketing and brokering activities in Canada satisfies the functional relationship standard of Section 11(b)(1) to the same extent as does the conduct of these activities in the United States.2

         Supply submits that, because of the integration of the United States-Canadian gas markets, investments in pipeline and storage ventures formed to construct and operate new facilities in Canada would also satisfy the functional relationship standard of Sections 10(c) and 11(b)(1) without regard to Section 2(a) of the GRAA. Supply's proposal to acquire interests in companies engaged in pipeline and storage activities is also permitted by Section 2(a) of the GRAA, which provides, without qualification, that such activities shall be deemed, for purposes of Section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of a gas utility system.3 However, because the Commission has not heretofore granted non-specific approval for an investment in a foreign pipeline company, the applicants are requesting that the Commission reserve jurisdiction over investments by Supply in foreign pipeline affiliates pending completion of the record.

         In accordance with Rule 54, National states that it is currently in compliance with all requirements of Rule 53(a). Specifically, National's "aggregate investment" (as defined in Rule 53(a)(1)) in all "exempt wholesale generators" and "foreign utility companies" is currently $116,651,000, or 25.7% of National's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) as of March 31, 1999 ($454,307,000). National is in compliance with and will continue

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2     See Southern Energy, Inc., Holding Company Act Rel. No. 27020
(May 13, 1999).

3     See Consolidated Natural Gas Company, et al., Holding Company Act Rel.
No. 26595 (October 25, 1996).

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to comply with the requirements of Rule 53(a)(2), (a)(3) and (a)(4). Further, none of the conditions or circumstances described in Rule 53(b) has occurred or is continuing.

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